SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2005

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  [X]   Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________



This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-12014 and 333-123321.




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                        MER Telemanagement Solutions Ltd.



6-K Items

1.   Press Release re MTS Launches  Invoice  Management  Solution dated July 19,
     2005.


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                                                                          ITEM 1


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Press Release                          Source: Mer Telemanagement Solutions Ltd.

MTS Launches Invoice Management Solution

Monday July 18, 8:30 am ET

- Suite of Products for Checking and Managing Telecommunications Bills Offers Opportunity for Substantial Savings on Yearly Telecom Expenses - RA'ANANA, Israel, July 18 /PRNewswire-FirstCall/ -- Mer Telemanagement Solutions Ltd. ("MTS") (Nasdaq: MTSL - News), a long-standing leader in the enterprise communications management market and billing solutions, has implemented its latest suite of telemanagement products, the Invoice Management Solution, as part of the total Telecommunications Expense Management Solution for Enterprises installed at the Newark Star-Ledger offices in New Jersey. MTS has received orders for the solution from enterprises and government agencies in the U.S. and Europe.

The Invoice Management Solution enables users to verify invoices -- both against contract terms and communications charges, reconcile discrepancies, resolve errors, present full or partial payment (pending disputes) and approve payments. In addition, this suite of products can effectively and efficiently manage and validate the telecommunications expenses of all the facilities and remote sites of an enterprise through a centralized solution. This solution has built-in interfaces that allow for the import and export of data to other systems such as CRM, A/P, or G/L.

"It is well known that telecom billing errors and other legitimate expenses result in overcharges of up to 12% per year for most enterprises," said Eytan Bar, President and CEO of MTS. "Most companies do not have the tools or the means to check invoices thoroughly. Rather, they generally spot-check them. If the deviation is less than 10% from the previous month, the invoice is approved and sent for payment. MTS has designed the Invoice Management Solution to expose such errors.

"Using the MTS Invoice Management Solution, a CFO now can have 'peace of mind' knowing that each invoice has been checked for accuracy and actual services performed, and that the maximum effort was achieved to affect the best deal with vendors," continued Mr. Bar. "The series of reports generated by the Invoice Management Solution gives a CFO an overview of his/her cash flow and anticipated expenses, as well as the deviation from the budget. We believe the Invoice Management Solution will allow enterprises, like the Newark Star-Ledger, to significantly reduce their telecom costs."

Hanoch Magid, VP, Sales and Marketing, added, "The MTS Invoice Management Solution creates a better environment and relationship for enterprises with vendors by assuring prompt payment, checking for missing invoices, and initiating discrepancy reports and interactive letters. Moreover, it supports both electronic invoices as well as manual paper bills, affording enterprises the opportunity for substantial savings on yearly telecom expenses. As a result, I believe this solution will become the 'must have tool' for enterprises that want to gain knowledge about and manage the details of their telecoms expenses."

The MTS Invoice Management solution is a pro-active, policy-based solution designed to manage and control the entire communications network from basic call accounting through full IT service management. The modularity and scalability allows organizations to select only those modules they need, and expand as their business grows. This premier suite of telemanagement products developed by MTS including the flagship products TABS and Application Suite, provides full call management, cable management, toll fraud, and budget management and control. The charge-back facilities of the software allow various financial accountability hierarchies, such as departments, account centers, etc. to be billed and verified against the allocated budgets.



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Mer Telemanagement Solutions Ltd. (MTS) is a global provider of operations support systems (OSS) for comprehensive telecommunications management, expense management and customer care & billing solutions, offering a full-featured customized platform. Its telecommunications enterprise resource planning (ERP) system is used by corporations and organizations to improve the efficiency and performance of all telecommunication and information technology (IT) operations, and to significantly reduce associated costs. Its automatic expense management solution is used to validate telecommunications expenses, provide bill reconciliation, and manage invoices against the contract. Its affordable customer care and billing (CC&B) solutions are used by service providers and operators to support sophisticated pre-paid and post-paid billing, web-based self-provisioning, assets management, help desk, order management, partners management and other revenue-generating applications. MTS' Customer Care and Billing Solutions offer centralized revenue and user management, as well as real-time billing to operators and service providers.


Headquartered in Israel, MTS markets through wholly owned subsidiaries in the U.S., Hong Kong, Holland, and Brazil, and through OEM partnerships with Siemens, Phillips, and other PABX vendors. Its legacy call accounting solutions have been installed by over 60,000 customers in 60 countries. MTS' shares are traded on the Nasdaq SmallCap Market (symbol: MTSL). For more information please visit the MTS web site: http://www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

    Contacts:

    Company:                                    Investor Relations:
    Shlomi Hagai, Corporate COO & CFO           Kathy Price
    MTS - MER Telemanagement Solutions, Ltd.    The Anne McBride Company, Inc.
    Tel: +972-9-762-1733                        Tel : 212-983-1702 ext. 212
    Email: Shlomi.Hagai@mtsint.com              E-mail: Kprice@AnneMcbride.com









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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                   (Registrant)



                                            By: /s/Eytan Bar
                                                ------------
                                                Eytan Bar
                                                President and
                                                Chief Executive Officer



Date:  July 20, 2005